Filed by Stratus Services Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13(e)-4(c) under the Securities Exchange Act of 1934.
Subject Company:	Stratus Services Group, Inc. Commission file No. 001-15789 Registration on Form S-4 (Registration No. 333-112814)
CONTACT:	STRATUS SERVICES GROUP, INC. Suzette Nanovic Berrios, Esq. (732) 866-0300—Fax (732) 866-6676

FOR IMMEDIATE RELEASE

STRATUS SERVICES GROUP, INC. ANNOUNCES
CLOSING OF EXCHANGE OFFER

        Manalapan, New Jersey, August 6, 2004 -Stratus Services Group, Inc., the SMARTSolutions™ Company (OTC Bulletin Board: SSVG.OB) (formerly OTC Bulletin Board: SERV), announced today that it closed, on August 5, 2004, its exchange offer to the holders of its Series E Preferred Stock. The results of the exchange offer were as follows:

        25,158 shares of Series E Preferred Stock, plus accrued dividends thereon, were exchanged for 3,317,250 shares of common stock and 6,634,500 warrants to purchase common stock, 20,585 shares of Series E Preferred Stock, plus accrued dividends thereon, were exchanged for 21,775 shares of Series I Preferred Stock and 2,721,875 warrants to purchase common stock, and 1,985 shares of Series E Preferred Stock, plus accrued dividends thereon, were not exchanged and remain outstanding.

        Stratus is a national provider of business productivity consulting and staffing services through a network of twenty-seven offices in seven states. Through its SMARTSolutions(TM) technology, Stratus provides a structured program to monitor and reduce the cost of a customer's labor resources. Through its Stratus Technology Services, LLC joint venture, the Company provides a broad range of information technology staffing and project consulting.

        This news release includes forward-looking statements within the meaning of the federal securities laws that are subject to risks and uncertainties. Factors that could cause the Company's actual results and financial condition to differ from the Company's expectations include, but are not limited to, a change in economic conditions that adversely affects the level of demand for the Company's services, competitive market and pricing pressures, the availability of qualified temporary workers, the ability of the Company to manage growth through improved information systems and the training and retention of new staff, and government regulations.

500 Craig Road, Suite 201, Manalapan, New Jersey 07726 Phone: 732-866-0300 • Fax: 732-866-6676